UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number: 000-51933

LABOPHARM INC.
(Translation of Registrant's Name into English)

480 Armand-Frappier Blvd.
Laval, Québec, Canada
H7V 4B4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

EXHIBIT INDEX

Exhibit	Description

99.1	Management's Discussion and Analysis for the three-month and nine-month periods ended September 30, 2009

99.2	Unaudited Interim Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2009

99.3	Form 52-109FT2 Certification of Interim Filings - CFO

99.4	Form 52-109FT2 Certification of Interim Filings - CEO

99.5	General Information

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: November 13, 2009	By:	/s/ Frédéric Despars
Name: Mr. Frédéric Despars
Title: Vice-president, General Counsel and Corporate Secretary